August 16, 2007

Mark P. Shuman, Esq.
Branch Chief - Legal
Division of Corporation Finance
Security and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

VIA FACSIMILE 202-772-9210

Re:	On2 Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 16, 2007
SEC File No. 1-15117

Dear Mr. Shuman:

On behalf of our client, On2 Technologies, Inc. (the “Company”), this letter (the “Response Letter”) constitutes the Company’s response to your letter dated August 3, 2007 (the “Comment Letter”) setting forth the Staff’s comments to the Company’s Preliminary Proxy Statement referenced above (the “Proxy Statement”). Please note that all factual information with respect to the Company included in this letter was provided to us by the Company.

Contemporaneously with providing you with this Response Letter, we are filing an Amended Preliminary Proxy Statement (the “Amendment”) which contains modifications to the Preliminary Proxy Statement that address the Staff’s comments as described herein. Additionally, the Amendment includes updated financial statements for the three and six month periods ended June 30, 2007 and other updated information. For ease of reference, we have restated the Staff’s comments in italicized text and provided our responses below.

Proposals 1 to 4, page 57-59

1.
Revise your disclosure regarding each of these proposals to note that the completion of the share exchange is conditional upon the approval of proposals 1, 3, and 4 and upon the election of Pekka Salonoja as a director pursuant to proposal 2. In this regard, you should consider adding a section on the impact to the company and the share exchange should you not receive shareholder approval for each proposal. Tell us what consideration you have given to including notice of such cross-conditions on your form of proxy card.

The discussion of Proposal Nos. 1, 3 and 4 in the Amendment now states that completion of the share exchange is conditioned upon the approval of Proposal Nos. 1, 3, and 4 and upon the election of Pekka Salonoja as a director pursuant to Proposal No. 2. This disclosure appears at page 16 and at pages 55 (Proposal No. 1), 56 (Proposal No. 2), 59 to 61 (Proposal No. 3) and 63-64 (Proposal No. 4) of the Amendment. Proposal No. 2 now states that the election of Mr. Salanoja’s nomination to the board will be withdrawn if the bylaw amendment to increase the size of the board (Proposal 1) or the share exchange (Proposal No. 4) are not approved. This disclosure appears at page 56 of the Amendment.

Additionally, the discussion under Proposal Nos. 1, 3 and 4 also states that if the proposal is not approved, unless the Hantro Products Oy (“Hantro”) securityholders (through their authorized representative) waive the relevant condition to completing the share exchange, the share exchange will not be completed and the Company’s business and financial condition will be that of the Company only and will not include Hantro’s business or financial resources or obligations. This disclosure appears at pages 56 (Proposal No. 1), 60 (Proposal No. 3) and 63 (Proposal No. 4) of the Amendment.

The Company had determined not to indicate cross-conditions on the proxy card so as to avoid introducing confusion, and in particular to avoid including information in the proxy card that could be incomplete given the limited size of the proxy card. Rather, the Company concluded that it would be preferable to defer to the Proxy Statement itself for a comprehensive discussion of the proposals, which now, in the Amendment, specifically describe the cross-conditions.

Proposal 3, page 60

2.
Revise to state the current number of shares outstanding and reserved for issuance. Your disclosure should also include an estimate of the number of shares issueable in the Share Exchange and include a materially complete discussion of the proposed plans to raise $20 million of equity capital required to complete the share exchange.

The Amendment states the amount of shares outstanding and reserved as of July 31, 2007 as well as the estimated number of shares to be issued in connection with the contemplated $20 million equity financing based on the share price as of July 31, 2007.

3.
Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

The Amendment includes a discussion of the possible anti-takeover effects of the increase in authorized shares and other anti-takeover mechanisms, consequences and implications. This disclosure appears at pages 60 to 61 of the Amendment.

Proposal 4, page 61

4.
In the Summary section you should explain the reasons why you are seeking approval by the stockholders for the share exchange, rather than embedding this information on page 61 of the proxy statement. In this regard, we note your disclosure in this section that you are seeking shareholder approval of the share exchange pursuant to the rules of the AMEX, the exchange on which your common stock currently trades. You should also revise your disclosure to differentiate between the stockholder solicitation material you are furnishing here and the document you will use in the offer and sale of the securities to be issued in the share exchange, which issuance we understand will be registered on Form S-4.

The Amendment includes a new section of the Summary captioned “Reasons for Seeking Stockholder Approval of the Share Exchange” that provides this information. This disclosure appears at page 10 of the Amendment. The Amendment also includes a statement under Proposal No. 4 specifying that the offer and sale of securities in the $20 million financing and in the share exchange, will be made through a registration statement or, in the alternative, in one or more private placement offerings that are exempt from registration. This disclosure appears at page 62 of the Amendment. The $20 million financing may or may not be a registered offering. The share exchange will be offered through an S-4 registration.

Proposal 5, page 63

Effects of Reverse Split, page 64

5.
We note that the table in this section does not take into account the proposed increase in authorized shares from 150 million to 250 million for which you are seeking stockholder approval in proposal 3. You should expand this table to provide disclosure on the impact to your capital structure should that proposal be approved. In this regard, we presume the increase in authorized shares proposed in proposal 3 would be implemented prior to the reverse split proposed here.

This table has been modified in the Amendment to include information regarding the increase in authorized shares. The increase in authorized shares would be implemented prior to the reverse split. This disclosure appears at pages 64 to 65 of the Amendment.

6.
As requested in comment 3 above, please also expand your disclosure here to discuss the possible anti-takeover effects of this effective increase authorized shares from the proposed reverse split. Also, revise to disclose whether you will be required to implement the decrease in authorized shares proposed in proposal 6 should stockholders approve both proposals 5 and 6.

The Amendment includes a discussion of the possible anti-takeover effects of the increase in authorized shares and other anti-takeover mechanisms, consequences and implications resulting from the reverse split and non-proportional decrease in authorized shares. This disclosure appears at pages 66 (Proposal No. 5) and 69 to 70 (Proposal No. 6) of the Amendment.

*     *     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company acknowledges that the Division of Enforcement has access to all information the Company provides to the Staff of the Division of Corporation Finance in connection with the Commission’s review of the Company’s filing of the Proxy Statement and Amendment or in response to the Staff’s comments on the Company’s Proxy Statement or Amendment filings.

I trust that the above information is helpful and fully responds to the Comment Letter. Should there be any questions, please do not hesitate to contact the undersigned (direct telephone no. 212-548-2160), Jason Scott (direct telephone no. 704-373-8862) or Patrick Zabatta (direct telephone no. 212-548-2164).

Yours truly, /s/ William A. Newman William A. Newman

cc:	Rebekah Toton, Esq., Securities and Exchange Commission
Bill Joll, On2 Technologies, Inc.
Matt Frost, Esq., On2 Technologies, Inc.